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05008430

FILE No. 82-5176

May 13, 2005

VIA AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

SEC MAIL RECEIVED PROCESSING
MAY 23 2005
WASH. DC 155 SECTION

Fuji Television Network, Incorporated
Rule 12g-3(2)(b) Exemption Application

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Fuji Television Network, Incorporated (the "Company") with respect to its international offering of shares, enclose herewith English translations of the documents which contents were announced by the Company:

- Notification of Basic Agreement Between Fuji Television and livedoor (dated April 18, 2005);
- Basic Agreement to make Nippon Broadcasting a Wholly owned subsidiary of Fuji Television (dated April 18, 2005);
- Notice of Making Nippon Broadcasting a Wholly Owned Subsidiary (dated April 18, 2005) and
- Notice of Foreign Ownership of Our Shares (dated April 25, 2005)

PROCESSED
MAY 31 2005
THOMSON FINANCIAL

Yours truly,

Kunio Aoki

Encl.
cc: Fuji Television Network, Incorporated

April 18, 2005

To Whom It May Concern:

Company name: Fuji Television Network, Inc.
Stock listing: Tokyo Stock ExchangeCode number: 4676
For further information, please contact: Masao Sakai, Senior Executive Managing Director, Investor Relations Department
Telephone: +81-3-5500-8258

Notification of Basic Agreement Between Fuji Television and livedoor

On April 18, 2005, Fuji Television Network, Inc. (Headquarters: Minato Ward, Tokyo; President: Koichi Murakami) and livedoor Co., Ltd. (Headquarters: Shinjuku Ward, Tokyo; President: Takafumi Horie) have concluded a basic agreement establish a business tie-up and to transfer to Fuji Television all the shares of livedoor Partners Co., Ltd. (Headquarters: Minato Ward, Tokyo; President: Takafumi Horie), a wholly owned subsidiary of livedoor Financial Holdings Co., Ltd. (Headquarters: Shinjuku Ward, Tokyo; President: Hiroshi Haneda), which in turn is a wholly owned subsidiary of livedoor. Details are provided below.

1. Purpose of the basic agreement

At present, livedoor and Fuji Television are respectively the largest and second-largest shareholders in Nippon Broadcasting System, Inc. As a result of the tender offer for Nippon Broadcasting implemented from January 18 through March 7, 2005 (hereinafter, the "Tender Offer"), Fuji Television owns 36.47% (11,961,014 shares) of the 32,800,000 Nippon Broadcasting shares outstanding, and livedoor through livedoor Partners and other subsidiaries owns a majority (16,400,180 shares) of the total number of Nippon Broadcasting shares outstanding.

As announced on January 17, 2005, the aim of the Tender Offer at its initiation was for Fuji Television to acquire 100% of Nippon Broadcasting's shares. The Board of Directors of Nippon Broadcasting agreed to the Tender Offer with the view that it would be beneficial to that company's future development, and thus the Tender Offer was implemented on friendly terms.

As core companies in the Fujisankei Communications Group, Fuji Television and Nippon Broadcasting have maintained their capital relationship while executing their own management policies and strategies under their own management. The companies have established leading positions in the TV and radio broadcasting industries while conducting group management. Going forward, however, to survive as winners in the media industry of the 21st century, it is critical that

the companies change into a group management structure that allows for selectivity and focus of management resources at Fuji Television, Nippon Broadcasting, and the Fujisankei Communications Group to be executed both dynamically and efficiently. In addition, the companies recognized establishing a stable group capital strategy and management structure over the long term was a critical management issue for the Fujisankei Communications Group to fulfill its social mission and responsibilities as an operator of mass communication businesses that are highly linked to the public good.

As a first step toward shifting to a new management structure as outlined above, Fuji Television implemented its Tender Offer with the approval of Nippon Broadcasting, and the policy of creating a group management structure in the future with Fuji Television at the core has not changed.

Meanwhile, livedoor sought to establish friendly business tie-ups with Nippon Broadcasting and other Fujisankei Communications Group companies after achieving a capital participation in Nippon Broadcasting by acquiring that company's shares. This reflected the view that seamlessly linking the Internet media owned by livedoor with the four major media—radio, television, newspapers, and magazines—would support the Internet role as an information media in the citizens' lives and contribute to substantially to enhancing the shareholder value of both groups.

Yet a business tie-up in which livedoor owned the majority of Nippon Broadcasting's shares outstanding ran counter to Fuji Television's management policy of establishing a stable group capital strategy and management structure over the long term for Fuji Television, Nippon Broadcasting, and the Fujisankei Communications Group by making Nippon Broadcasting a wholly owned subsidiary of Fuji Television.

Fuji Television and livedoor undertook a series of intensive discussions with such factors in mind. As a result, Fuji Television and livedoor concluded that the optimal management decision was to realize both Fuji Television's original management policy of making Nippon Broadcasting its wholly owned subsidiary and livedoor's original goal of establishing a business tie-up with Fuji Television and Nippon Broadcasting. There was mutual recognition that this arrangement would be beneficial to each company's shareholders, and this led to the formation of a basic agreement, which incorporates primarily the transfer all shares of livedoor Partners to Fuji Television, capital participation by Fuji Television in livedoor, and the establishment of the business tie-up between Fuji Television and livedoor.

In addition to the aforementioned basic agreement, Fuji Television has concluded a separate "Basic Agreement Regarding the Creation of a Wholly Owned Subsidiary" with Nippon Broadcasting, and the companies have reached a basic agreement on a series of transactions that will make Nippon Broadcasting a wholly owned subsidiary of Fuji Television. Fuji Television and livedoor emphasized the following four points in their deliberations on the transactions to be

implemented in accordance with these basic agreements, and the agreements were designed to be in alignment with the business strategies and shareholder interests of the respective companies.

1. Fuji Television is to expediently acquire a majority of voting rights at Nippon Broadcasting's Ordinary General Meeting of Shareholders to be held in June 2005.
2. Fuji Television and livedoor are to forge a business tie-up.
3. The interests of Nippon Broadcasting's minority shareholders are to be considered.
4. A share exchange will be expediently implemented such that Fuji Television will make Nippon Broadcasting a wholly owned subsidiary and through these measures, the companies will aim to realize synergies at an early juncture. In addition, the issuance of new shares of Fuji Television will be limited to avoid diluting the value of the holdings of existing Fuji Television shareholders.

2. Overview of the basic agreement

(1) Transfer of all livedoor Partners' shares to Fuji Television

Fuji Television and livedoor have agreed to transfer all shares in livedoor Partners, a wholly owned subsidiary of livedoor Financial Holdings. The share transfer will be implemented on the premise that "(2) Capital participation in livedoor by Fuji Television" described below occurs.

Schedule:	April 18, 2005	Conclusion of basic agreement
	May 23, 2005	Date of share transfer

Amount of shares to be transferred: ¥2.1 billion

Note (1): In addition to purchasing the equity of livedoor Partners, Fuji Television has agreed to purchase or repay the loans made to livedoor Partners by livedoor (including its subsidiaries), for a total purchase price of ¥67 billion. The total of the share transfer amount and total purchase amount noted above are estimates as of this juncture and will be adjusted in a rational manner upon review of livedoor Partners' financial condition at the transfer date (May 23, 2005).

Note (2): livedoor Partners owns 32.4% (10,627,410 shares) of the total number of shares outstanding in Nippon Broadcasting.

Note (3): The amount of shares to be transferred was agreed upon following negotiations between Fuji Television and livedoor. Prior to this agreement, Fuji Television has conducted due diligence related to livedoor Partners' financial standing, operating conditions, and other corporate information and conducted a stock valuation assessment through a third-party appraiser (Deloitte

Tohmatsu Corporate Finance).

Overview of livedoor Partners:

1. Trade name: livedoor Partners Co., Ltd.
2. Address: 38F Roppongi Hills Mori Tower, 10-1 Roppongi 6-chome, Minato-ku, Tokyo
3. President: Takafumi Horie
4. Main businesses: Investment businesses
5. Number of employees: 0
6. Capital: ¥10 million

Change in corporate name, etc.: Following this share transfer, livedoor Partners plans to expediently hold an extraordinary General Meeting of Shareholders and change its name to LF Holdings Co., Ltd. (provisional name), and appoint directors nominated by Fuji Television.

Other: As a result of this share transfer, Fuji Television will own 68.87% (22,588,424 shares) of Nippon Broadcasting, including indirect holdings through LF Holdings, and become Nippon Broadcasting's largest shareholder. In addition, livedoor will become Nippon Broadcasting's second-largest shareholder, with 17.60% (5,772,770 shares) of Nippon Broadcasting's total shares outstanding.

Furthermore, Fuji Television and livedoor have agreed as holders of respectively of 69.03% and 17.64% of the voting rights (see note below) of Nippon Broadcasting (as of end-March 2005) to exercise their voting rights in favor of proposals submitted by Nippon Broadcasting's Board of Directors at Nippon Broadcasting's Ordinary General Meeting of Shareholders to be held in June.2005

(Note) The percentage holdings are calculated based on the number of voting rights held by all shareholders by subtracting the 75,820 treasury shares as of September 30, 2004 which are treated as shares without voting rights and 30 shares that are less than the minimum trading unit from the total number of shares outstanding (32,800,000 shares).

(2) Capital participation in livedoor by Fuji Television

Fuji Television and livedoor have reached a basic agreement under which Fuji Television will underwrite a capital increase through a third-party share allocation (hereinafter referred to as the capital participation) to be implemented by livedoor. This capital participation is premised on "(1) Transfer of all livedoor Partners' shares to Fuji Television" described above occurring.

Purpose of the capital participation:

This capital participation will be implemented as one aspect of the "(3) Business tie-up between Fuji Television and Nippon Broadcasting and livedoor" described below.

Going forward, Fuji Television and livedoor plan to explore the potential for various types of business tie-ups, and in this connection, the companies determined that Fuji Television should establish a degree of capital participation in livedoor to generate results from such business tie-ups.

In addition, livedoor will be able to use funds raised through this capital participation to meet demand for funds for projects currently in progress. Fuji Television expects that accelerating such projects to encourage growth in earnings and corporate value will boost the value of Fuji Television's holdings of livedoor shares.

Details of the capital participation:

Following procedures in accordance with the Securities Exchange Law, Fuji Television plans to underwrite a third-party share allocation to be executed by livedoor. The details of the capital participation are shown below. However, the content is subject to change or the capital participation may be cancelled depending on the results of the due diligence process Fuji Television will undertake regarding livedoor up to the payment date.

Overview of third-party share allocation to be implemented by livedoor

1. Class of shares: Common stock
2. Number of shares to be allocated: 133,740,000 shares

   (Note) This represents 14.61% of the 915,322,809.53 livedoor shares outstanding as of April 15, 2005 and will represent 12.75% of 1,049,062,809.53 shares outstanding after the capital increase.

3. Party to be allocated shares: Fuji Television Network, Inc.
4. Issue price: ¥329 per share
5. Issue amount: ¥44,000 million
6. Subscription date: May 23, 2005
7. Payment date: May 23, 2005
8. Dividend calculation date: April 1, 2005 for the new shares
9. Other: Fuji Television has agreed not to transfer livedoor shares to a third party, lend such shares, or otherwise dispose of them until the end of September 2007, unless livedoor buys back its own shares or agrees to such transactions in advance in writing.

(3) Business tie-up between Fuji Television and Nippon Broadcasting and livedoor

Fuji Television and Nippon Broadcasting and livedoor have agreed to a basic agreement to establish a business tie-up going forward, as described below.

Purpose of the business tie-up:

Fuji Television and livedoor will begin friendly discussions toward specific business tie-ups in the domain created by the convergence of broadcasting and communications. Nippon Broadcasting will be asked to participate in such discussions to also discuss the potential for business tie-ups between Nippon Broadcasting and livedoor.

Establishment of a task force:

A "Business Tie-up Promotion Task Force" will be established to explore the direction of specific business tie-ups in the domain created by the convergence of broadcasting and communications and each project team will meet regularly to discuss matters related to such tie-ups.

(4) Implementation of share exchange by Fuji Television for Nippon Broadcasting shares premised on approval under the Law on Special Measures for Industrial Revitalization

Following the transfer of all shares of livedoor Partners to Fuji Television, Fuji Television will own, including indirect holdings, 68.87% (22,588,424 shares) of Nippon Broadcasting's total shares outstanding and will become the parent company of Nippon Broadcasting. livedoor will own 17.60% (5,772,770 shares) of Nippon Broadcasting's total shares outstanding and will become a major shareholder of Nippon Broadcasting.

As described in the attached press release, Fuji Television is making Nippon Broadcasting its wholly owned subsidiary in order to create a group management structure that allows for selectivity and focus of management resources and thus boost productivity and enhance its corporate value. Toward these ends, Fuji Television and Nippon Broadcasting have concluded a basic agreement to implement a share exchange that will make Nippon Broadcasting a wholly owned subsidiary of Fuji Television, premised on approval under the Law on Special Measures for Industrial Revitalization (hereinafter the Industrial Revitalization Law), a regulation that allows for the rapid creation of wholly owned subsidiaries. Fuji Television and Nippon Broadcasting plan to apply for approval for a simplified share exchange through a cash-out merger, which is a support measure under the Industrial Revitalization Law. If this plan is approved, the share exchange can be made in cash under simplified and expedited procedures in accordance with the Industrial Revitalization Law. In addition, the amount of money to be delivered to Nippon Broadcasting's shareholders through this share exchange is scheduled to be ¥6,300 per share, out of

consideration for the interests of Nippon Broadcasting's minority shareholders. The amount of money to be delivered was agreed upon following on negotiations between Fuji Television and Nippon Broadcasting after considering the fair values appraised by Deloitte Tohmatsu Corporate Finance and KPMG FAS at the requests of each company.

As the major shareholder in Nippon Broadcasting, livedoor has agreed to support and not acknowledge any opposition to this share exchange or any transactions related to this share exchange involving Nippon Broadcasting (a merger between Nippon Broadcasting and LF Holdings is being considered) and under no circumstances will exercise its appraisal rights.

Through this share exchange, Fuji Television will expediently make Nippon Broadcasting a wholly owned subsidiary and both companies will aim to realize business synergies at an early juncture. In addition, Fuji Television will be able to limit the issuance of new shares to avoid diluting the value of the holdings of existing Fuji Television shareholders. This is consistent with the direction Fuji Television announced at the start of its Tender Offer for Nippon Broadcasting on January 17, 2005 (to the extent possible, cash will be used in the acquisition in order to make Nippon Broadcasting a subsidiary of Fuji Television).

3. Earnings outlook

Should the conclusion of this basic agreement precipitate changes to earnings forecasts, announcements from each company will be provided once such impact is determined.

--End of document--

<For reference> Realignment procedures going forward based on Fuji Television's basic agreements with livedoor and Nippon Broadcasting.

Current capital relationship


Fuji Television
livedoor
100%
36.5%
17.6%
livedoor Financial Holdings
100%
Other shareholders
13.5%
Nippon Broadcasting
32.4%
livedoor Partners

1. Share acceptance by Fuji Television of livedoor Partners' shares

*The corporate name of livedoor Partners is scheduled to be changed to LF Holdings (provisional name).


Fuji Television
livedoor
100%
100%
livedoor Partners
livedoor Financial Holdings
36.5%
17.6%
32.4%
Other shareholders
13.5%
Nippon Broadcasting

2. Share buyback by Nippon Broadcasting (assuming a purchase amount of ¥40 billion)

* If shares tended exceed the share buyback amount, they will be purchased on a pro rata basis.

These figures assume that all shareholders with the exception of Fuji Television and LF Holdings subscribe to Nippon Broadcasting's share buyback.


Fuji Television
livedoor
100%
Approx. 36.5%
LF Holdings
Approx. 6.6%
Approx. 32.4%
Approx. 5.1%
Other shareholders
Nippon Broadcasting (19.4% treasury stock)

3. Merger of LF Holdings into Nippon Broadcasting

* Going forward, Fuji Television may absorb LF Holdings based on the outcome of detailed deliberations currently under way.


Fuji Television
livedoor
Approx. 68.9%
Approx. 6.6%
Approx. 5.1%
Other shareholders
Nippon Broadcasting (19.4% treasury stock)

4. Fuji Television implements a share exchange with Nippon Broadcasting, making Nippon Broadcasting a wholly owned subsidiary


Fuji Television
livedoor
100%
0% *
0% *
Other shareholders
Nippon Broadcasting
* Cash will be compensation for the share exchange under the Law on Special Measures for Industrial Revitalization.

Appendix

April 18, 2005

To Whom It May Concern:

Company name: Fuji Television Network, Inc.
Stock listing: Tokyo Stock ExchangeCode number: 4676
For further information, please contact: Masao Sakai, Senior Executive Managing Director, Investor Relations Department
Telephone: +81-3-5500-8258

Basic Agreement to Make Nippon Broadcasting a Wholly Owned Subsidiary of Fuji Television

On April 18, 2005, Fuji Television Network, Inc., and Nippon Broadcasting System, Inc. (Headquarters: Chiyoda Ward, Tokyo; President: Akinobu Kamebuchi) concluded a basic agreement to make Nippon Broadcasting a wholly owned subsidiary of Fuji Television. Details of the agreement are provided below.

1. Purpose of the basic agreement

As described in the attached press release, Fuji Television Network, Inc., the second-largest shareholder in Nippon Broadcasting has reached a basic agreement with livedoor Co., Ltd. (Headquarters: Shinjuku Ward, Tokyo; President: Takafumi Horie) to transfer to Fuji Television all the shares of livedoor Partners Co., Ltd. (Headquarters: Minato Ward, Tokyo; President: Takafumi Horie), a wholly owned subsidiary of livedoor Financial Holdings Co., Ltd. (Headquarters: Shinjuku Ward, Tokyo; President: Hiroshi Haneda), which in turn is a wholly owned subsidiary of livedoor. Should this share transfer be implemented Fuji Television will own 68.87% (22,588,424 shares), including shares held by livedoor Partners, of the 32,800,000 Nippon Broadcasting shares outstanding and will become both its leading shareholder and parent company.

Following the conclusion of the basic agreement between Fuji Television and livedoor, Nippon Broadcasting and Fuji Television are aiming to make Nippon Broadcasting a wholly owned subsidiary of Fuji Television in order to create a group management structure that allows for selectivity and focus of management resources and thus boost productivity and enhance the corporate value of both companies. Toward these ends, Fuji Television and Nippon Broadcasting have concluded a basic agreement to implement a share exchange that will make Nippon Broadcasting a wholly owned subsidiary of Fuji Television, premised on approval under the Law

on Special Measures for Industrial Revitalization (hereinafter the Industrial Revitalization Law), a regulation that allows for the rapid creation of wholly owned subsidiaries.

Fuji Television and Nippon Broadcasting emphasized the following two points in their deliberations on the transactions to be implemented in accordance with the basic agreement. Fuji Television and Nippon Broadcasting have determined that this basic agreement is in the interests of their shareholders and plan to expedite the making of Nippon Broadcasting into a wholly owned subsidiary of Fuji Television. Fuji Television and Nippon Broadcasting emphasized the following two points in their deliberations on the transactions to be implemented in accordance with these basic agreements.

1. The interests of Nippon Broadcasting's minority shareholders are to be considered.
2. A share exchange will be implemented expediently such that Fuji Television will make Nippon Broadcasting a wholly owned subsidiary and through these measures, the companies will aim to realize synergies at an early juncture. In addition, the issuance of new shares of Fuji Television will be limited to avoid diluting the value of the holdings of existing Fuji Television shareholders.

2. Overview of the basic agreement

(1) Making Nippon Broadcasting a wholly owned subsidiary of Fuji Television, premised on approval under the Law on Special Measures for Industrial Revitalization (the Industrial Revitalization Law)

As core companies in the Fujisankei Communications Group, Fuji Television and Nippon Broadcasting have maintained their capital relationship while executing their own management policies and strategies under their own management. The companies have established leading positions in the TV and radio broadcasting industries while conducting group management. Going forward, however, it is critical that the companies change into a group management structure that allows for selectivity and focus of management resources at Fuji Television, Nippon Broadcasting, and the Fujisankei Communications Group to be executed both dynamically and efficiently. In addition, the companies recognized establishing a stable group capital strategy and management structure over the long term was a critical management issue for the Fujisankei Communications Group to fulfill its social mission and responsibilities as an operator of mass communication businesses that are highly linked to the public good. Toward these ends, Fuji Television is making Nippon Broadcasting its wholly owned subsidiary through a share exchange with the aim of creating a group management structure with Fuji Television at the core that boosts productivity and enhances corporate value.

Approval under the Industrial Revitalization Law:

The companies aim to realize synergies at an early juncture, improve group-wide productivity, and enhance corporate value by implementing a share exchange premised on approval under the Industrial Revitalization Law that will make Fuji Television the 100% parent company and Nippon Broadcasting a wholly owned subsidiary. Fuji Television and Nippon Broadcasting plan to apply for approval for a simplified share exchange through a cash-out merger, which is a support measure under the Industrial Revitalization Law. If this plan is approved, the share exchange can be made in cash under simplified and expedited procedures in accordance with the Industrial Revitalization Law. In addition, the amount of money to be delivered to Nippon Broadcasting's shareholders through this share exchange is scheduled to be ¥6,300 per share, out of considerations for the interests of Nippon Broadcasting's minority shareholders. The price per share was agreed upon following on negotiations between Fuji Television and Nippon Broadcasting after considering the fair values appraised by Deloitte Tohmatsu Corporate Finance and KPMG FAS at the requests of each company.Through this share exchange, Fuji Television will expediently make Nippon Broadcasting a wholly owned subsidiary and both companies will aim to realize business synergies at an early juncture. In addition, Fuji Television will be able to limit the issuance of new shares of Fuji Television avoid diluting the value of the holdings of existing Fuji Television shareholders. This is consistent with the direction Fuji Television announced at the start of its Tender Offer for Nippon Broadcasting on January 17, 2005 (to the extent possible, cash will be used in the acquisition in order to make Nippon Broadcasting a subsidiary of Fuji Television).

Schedule:

Late May 2005 (scheduled):	Application under the Industrial Revitalization Law
	Conclusion of share exchange agreement
Mid June 2005 (scheduled):	Approval under the Industrial Revitalization Law
September 1, 2005 (scheduled):	Share exchange date

(2) Implementation of share buyback by Nippon Broadcasting

Fuji Television and livedoor together own approximately 86% of Nippon Broadcasting's shares outstanding. Nippon Broadcasting's shares have been volatile due to extremely limited share liquidity and uncertainty over whether the shares would continue to be listed. In addition, with the reach basic agreement reached between Fuji Television and livedoor, Nippon Broadcasting will become a wholly owned subsidiary of Fuji Television and its shares will be delisted.

Given such circumstances, Nippon Broadcasting has decided to move forward with a share buyback as quickly as practicable under its current operations using the method prescribed under the Securities Exchange Law for issuers to make tender offers for listed securities. The buybacks are to be implemented around late May 2005 and the shares will be purchased at ¥6,300 per share, the same amount (scheduled) as the cash offer to be made by Fuji Television to Nippon Broadcasting in a share exchange to make Nippon Broadcasting its wholly owned subsidiary. Nippon Broadcasting has determined that offering its shareholders the opportunity to exchange their shares at an early juncture for the same amount that Fuji Television is offering in its share exchange is in the interests of Nippon Broadcasting's minority shareholders.

The shares that are repurchased are scheduled to be cancelled. Nippon Broadcasting determined the scheduled purchase price ¥6,300 per share to be appropriate after considering stock valuations performed by the third-party appraiser KPMG FAS and the series of transactions related to the basic agreement with Fuji Television. Other matters, such as the number of shares to be purchased and other terms, Nippon Broadcasting's profit that can be distributed as dividends will determined after due consideration of the interests of Nippon Broadcasting's minority shareholders.

(3) Other

In advance of this share exchange, Nippon Broadcasting is scheduled to merge with livedoor Partners (the company name will be changed to LF Holdings (provisional name)), a company 100% owned by Fuji Television. Going forward, Fuji Television may absorb LF Holdings based on the outcome of detailed deliberations currently under way.

If Nippon Broadcasting and LF Holdings merge, Fuji Television's investment stake in Nippon Broadcasting could decline due to technical factors (changes in the denominator and numerator of the ratio). So to prevent changes in Fuji Television's stake, Fuji Television may increase the capital of LF Holdings through debt-equity swaps and other means ahead of the merger. Furthermore, this capital increase is a necessary measure to strengthen LF Holdings' financial standing to prevent Nippon Broadcasting's financial condition from deteriorating as a result of a merger with LF Holdings.

3. Outlook

We will expediently announce details once they have been decided on the share exchange agreement to be concluded based on this basic agreement, contracts related to the merger with LF Holdings, the particulars of share buybacks by Nippon Broadcasting, new agreements between Nippon Broadcasting and Fuji Television, and filing for approval under the Industrial Revitalization Law.

In addition, changes to the consolidated group and the impact on earnings at Fuji Television and Nippon Broadcasting for the fiscal year ending March 31, 2006 arising from this basic agreement are currently being examined, and will be announced once they are finalized.

--End of document--

April 18, 2005

To Whom It May Concern:

Company name: Fuji Television Network, Inc.
Stock listing: Tokyo Stock ExchangeCode number: 4676
For further information, please contact: Masao Sakai, Senior Executive Managing Director, Investor Relations Department
Telephone: +81-3-5500-8258

Basic Agreement to Make Nippon Broadcasting a Wholly Owned Subsidiary of Fuji Television

On April 18, 2005, Fuji Television Network, Inc., and Nippon Broadcasting System, Inc. (Headquarters: Chiyoda Ward, Tokyo; President: Akinobu Kamebuchi) concluded a basic agreement to make Nippon Broadcasting a wholly owned subsidiary of Fuji Television. Details of the agreement are provided below.

1. Purpose of the basic agreement

As described in the attached press release, Fuji Television Network, Inc., the second-largest shareholder in Nippon Broadcasting has reached a basic agreement with livedoor Co., Ltd. (Headquarters: Shinjuku Ward, Tokyo; President: Takafumi Horie) to transfer to Fuji Television all the shares of livedoor Partners Co., Ltd. (Headquarters: Minato Ward, Tokyo; President: Takafumi Horie), a wholly owned subsidiary of livedoor Financial Holdings Co., Ltd. (Headquarters: Shinjuku Ward, Tokyo; President: Hiroshi Haneda), which in turn is a wholly owned subsidiary of livedoor. Should this share transfer be implemented Fuji Television will own 68.87% (22,588,424 shares), including shares held by livedoor Partners, of the 32,800,000 Nippon Broadcasting shares outstanding and will become both its leading shareholder and parent company.

Following the conclusion of the basic agreement between Fuji Television and livedoor, Nippon Broadcasting and Fuji Television are aiming to make Nippon Broadcasting a wholly owned subsidiary of Fuji Television in order to create a group management structure that allows for selectivity and focus of management resources and thus boost productivity and enhance the corporate value of both companies. Toward these ends, Fuji Television and Nippon Broadcasting have concluded a basic agreement to implement a share exchange that will make Nippon Broadcasting a wholly owned subsidiary of Fuji Television, premised on approval under the Law

on Special Measures for Industrial Revitalization (hereinafter the Industrial Revitalization Law), a regulation that allows for the rapid creation of wholly owned subsidiaries.

Fuji Television and Nippon Broadcasting emphasized the following two points in their deliberations on the transactions to be implemented in accordance with the basic agreement. Fuji Television and Nippon Broadcasting have determined that this basic agreement is in the interests of their shareholders and plan to expedite the making of Nippon Broadcasting into a wholly owned subsidiary of Fuji Television. Fuji Television and Nippon Broadcasting emphasized the following two points in their deliberations on the transactions to be implemented in accordance with these basic agreements.

1. The interests of Nippon Broadcasting's minority shareholders are to be considered.
2. A share exchange will be implemented expediently such that Fuji Television will make Nippon Broadcasting a wholly owned subsidiary and through these measures, the companies will aim to realize synergies at an early juncture. In addition, the issuance of new shares of Fuji Television will be limited to avoid diluting the value of the holdings of existing Fuji Television shareholders.

2. Overview of the basic agreement

(1) Making Nippon Broadcasting a wholly owned subsidiary of Fuji Television, premised on approval under the Law on Special Measures for Industrial Revitalization (the Industrial Revitalization Law)

As core companies in the Fujisankei Communications Group, Fuji Television and Nippon Broadcasting have maintained their capital relationship while executing their own management policies and strategies under their own management. The companies have established leading positions in the TV and radio broadcasting industries while conducting group management. Going forward, however, it is critical that the companies change into a group management structure that allows for selectivity and focus of management resources at Fuji Television, Nippon Broadcasting, and the Fujisankei Communications Group to be executed both dynamically and efficiently. In addition, the companies recognized establishing a stable group capital strategy and management structure over the long term was a critical management issue for the Fujisankei Communications Group to fulfill its social mission and responsibilities as an operator of mass communication businesses that are highly linked to the public good. Toward these ends, Fuji Television is making Nippon Broadcasting its wholly owned subsidiary through a share exchange with the aim of creating a group management structure with Fuji Television at the core that boosts productivity and enhances corporate value.

Approval under the Industrial Revitalization Law:

The companies aim to realize synergies at an early juncture, improve group-wide productivity, and enhance corporate value by implementing a share exchange premised on approval under the Industrial Revitalization Law that will make Fuji Television the 100% parent company and Nippon Broadcasting a wholly owned subsidiary. Fuji Television and Nippon Broadcasting plan to apply for approval for a simplified share exchange through a cash-out merger, which is a support measure under the Industrial Revitalization Law. If this plan is approved, the share exchange can be made in cash under simplified and expedited procedures in accordance with the Industrial Revitalization Law. In addition, the amount of money to be delivered to Nippon Broadcasting's shareholders through this share exchange is scheduled to be ¥6,300 per share, out of considerations for the interests of Nippon Broadcasting's minority shareholders. The price per share was agreed upon following on negotiations between Fuji Television and Nippon Broadcasting after considering the fair values appraised by Deloitte Tohmatsu Corporate Finance and KPMG FAS at the requests of each company.Through this share exchange, Fuji Television will expediently make Nippon Broadcasting a wholly owned subsidiary and both companies will aim to realize business synergies at an early juncture. In addition, Fuji Television will be able to limit the issuance of new shares of Fuji Television avoid diluting the value of the holdings of existing Fuji Television shareholders. This is consistent with the direction Fuji Television announced at the start of its Tender Offer for Nippon Broadcasting on January 17, 2005 (to the extent possible, cash will be used in the acquisition in order to make Nippon Broadcasting a subsidiary of Fuji Television).

Schedule:

Late May 2005 (scheduled):	Application under the Industrial Revitalization Law
	Conclusion of share exchange agreement
Mid June 2005 (scheduled):	Approval under the Industrial Revitalization Law
September 1, 2005 (scheduled):	Share exchange date

(2) Implementation of share buyback by Nippon Broadcasting

Fuji Television and livedoor together own approximately 86% of Nippon Broadcasting's shares outstanding. Nippon Broadcasting's shares have been volatile due to extremely limited share liquidity and uncertainty over whether the shares would continue to be listed. In addition, with the reach basic agreement reached between Fuji Television and livedoor, Nippon Broadcasting will become a wholly owned subsidiary of Fuji Television and its shares will be delisted.

Given such circumstances, Nippon Broadcasting has decided to move forward with a share buyback as quickly as practicable under its current operations using the method prescribed under the Securities Exchange Law for issuers to make tender offers for listed securities. The buybacks are to be implemented around late May 2005 and the shares will be purchased at ¥6,300 per share, the same amount (scheduled) as the cash offer to be made by Fuji Television to Nippon Broadcasting in a share exchange to make Nippon Broadcasting its wholly owned subsidiary. Nippon Broadcasting has determined that offering its shareholders the opportunity to exchange their shares at an early juncture for the same amount that Fuji Television is offering in its share exchange is in the interests of Nippon Broadcasting's minority shareholders.

The shares that are repurchased are scheduled to be cancelled. Nippon Broadcasting determined the scheduled purchase price ¥6,300 per share to be appropriate after considering stock valuations performed by the third-party appraiser KPMG FAS and the series of transactions related to the basic agreement with Fuji Television. Other matters, such as the number of shares to be purchased and other terms, Nippon Broadcasting's profit that can be distributed as dividends will determined after due consideration of the interests of Nippon Broadcasting's minority shareholders.

(3) Other

In advance of this share exchange, Nippon Broadcasting is scheduled to merge with livedoor Partners (the company name will be changed to LF Holdings (provisional name)), a company 100% owned by Fuji Television. Going forward, Fuji Television may absorb LF Holdings based on the outcome of detailed deliberations currently under way.

If Nippon Broadcasting and LF Holdings merge, Fuji Television's investment stake in Nippon Broadcasting could decline due to technical factors (changes in the denominator and numerator of the ratio). So to prevent changes in Fuji Television's stake, Fuji Television may increase the capital of LF Holdings through debt-equity swaps and other means ahead of the merger. Furthermore, this capital increase is a necessary measure to strengthen LF Holdings' financial standing to prevent Nippon Broadcasting's financial condition from deteriorating as a result of a merger with LF Holdings.

3. Outlook

We will expediently announce details once they have been decided on the share exchange agreement to be concluded based on this basic agreement, contracts related to the merger with LF Holdings, the particulars of share buybacks by Nippon Broadcasting, new agreements between Nippon Broadcasting and Fuji Television, and filing for approval under the Industrial Revitalization Law.

In addition, changes to the consolidated group and the impact on earnings at Fuji Television and Nippon Broadcasting for the fiscal year ending March 31, 2006 arising from this basic agreement are currently being examined, and will be announced once they are finalized.

--End of document--

Appendix

April 18, 2005

To Whom It May Concern:

Company name: Fuji Television Network, Inc.
Stock listing: Tokyo Stock ExchangeCode number: 4676
For further information, please contact: Masao Sakai, Senior Executive Managing Director, Investor Relations Department
Telephone: +81-3-5500-8258

Notification of Basic Agreement Between Fuji Television and livedoor

On April 18, 2005, Fuji Television Network, Inc. (Headquarters: Minato Ward, Tokyo; President: Koichi Murakami) and livedoor Co., Ltd. (Headquarters: Shinjuku Ward, Tokyo; President: Takafumi Horie) have concluded a basic agreement establish a business tie-up and to transfer to Fuji Television all the shares of livedoor Partners Co., Ltd. (Headquarters: Minato Ward, Tokyo; President: Takafumi Horie), a wholly owned subsidiary of livedoor Financial Holdings Co., Ltd. (Headquarters: Shinjuku Ward, Tokyo; President: Hiroshi Haneda), which in turn is a wholly owned subsidiary of livedoor. Details are provided below.

1. Purpose of the basic agreement

At present, livedoor and Fuji Television are respectively the largest and second-largest shareholders in Nippon Broadcasting System, Inc. As a result of the tender offer for Nippon Broadcasting implemented from January 18 through March 7, 2005 (hereinafter, the "Tender Offer"), Fuji Television owns 36.47% (11,961,014 shares) of the 32,800,000 Nippon Broadcasting shares outstanding, and livedoor through livedoor Partners and other subsidiaries owns a majority (16,400,180 shares) of the total number of Nippon Broadcasting shares outstanding.

As announced on January 17, 2005, the aim of the Tender Offer at its initiation was for Fuji Television to acquire 100% of Nippon Broadcasting's shares. The Board of Directors of Nippon Broadcasting agreed to the Tender Offer with the view that it would be beneficial to that company's future development, and thus the Tender Offer was implemented on friendly terms.

As core companies in the Fujisankei Communications Group, Fuji Television and Nippon Broadcasting have maintained their capital relationship while executing their own management policies and strategies under their own management. The companies have established leading positions in the TV and radio broadcasting industries while conducting group management. Going forward, however, to survive as winners in the media industry of the 21st century, it is critical that

the companies change into a group management structure that allows for selectivity and focus of management resources at Fuji Television, Nippon Broadcasting, and the Fujisankei Communications Group to be executed both dynamically and efficiently. In addition, the companies recognized establishing a stable group capital strategy and management structure over the long term was a critical management issue for the Fujisankei Communications Group to fulfill its social mission and responsibilities as an operator of mass communication businesses that are highly linked to the public good.

As a first step toward shifting to a new management structure as outlined above, Fuji Television implemented its Tender Offer with the approval of Nippon Broadcasting, and the policy of creating a group management structure in the future with Fuji Television at the core has not changed.

Meanwhile, livedoor sought to establish friendly business tie-ups with Nippon Broadcasting and other Fujisankei Communications Group companies after achieving a capital participation in Nippon Broadcasting by acquiring that company's shares. This reflected the view that seamlessly linking the Internet media owned by livedoor with the four major media—radio, television, newspapers, and magazines—would support the Internet role as an information media in the citizens' lives and contribute to substantially to enhancing the shareholder value of both groups.

Yet a business tie-up in which livedoor owned the majority of Nippon Broadcasting's shares outstanding ran counter to Fuji Television's management policy of establishing a stable group capital strategy and management structure over the long term for Fuji Television, Nippon Broadcasting, and the Fujisankei Communications Group by making Nippon Broadcasting a wholly owned subsidiary of Fuji Television.

Fuji Television and livedoor undertook a series of intensive discussions with such factors in mind. As a result, Fuji Television and livedoor concluded that the optimal management decision was to realize both Fuji Television's original management policy of making Nippon Broadcasting its wholly owned subsidiary and livedoor's original goal of establishing a business tie-up with Fuji Television and Nippon Broadcasting. There was mutual recognition that this arrangement would be beneficial to each company's shareholders, and this led to the formation of a basic agreement, which incorporates primarily the transfer all shares of livedoor Partners to Fuji Television, capital participation by Fuji Television in livedoor, and the establishment of the business tie-up between Fuji Television and livedoor.

In addition to the aforementioned basic agreement, Fuji Television has concluded a separate "Basic Agreement Regarding the Creation of a Wholly Owned Subsidiary" with Nippon Broadcasting, and the companies have reached a basic agreement on a series of transactions that will make Nippon Broadcasting a wholly owned subsidiary of Fuji Television. Fuji Television and livedoor emphasized the following four points in their deliberations on the transactions to be

implemented in accordance with these basic agreements, and the agreements were designed to be in alignment with the business strategies and shareholder interests of the respective companies.

1. Fuji Television is to expediently acquire a majority of voting rights at Nippon Broadcasting's Ordinary General Meeting of Shareholders to be held in June 2005.
2. Fuji Television and livedoor are to forge a business tie-up.
3. The interests of Nippon Broadcasting's minority shareholders are to be considered.
4. A share exchange will be expediently implemented such that Fuji Television will make Nippon Broadcasting a wholly owned subsidiary and through these measures, the companies will aim to realize synergies at an early juncture. In addition, the issuance of new shares of Fuji Television will be limited to avoid diluting the value of the holdings of existing Fuji Television shareholders.

2. Overview of the basic agreement

(1) Transfer of all livedoor Partners' shares to Fuji Television

Fuji Television and livedoor have agreed to transfer all shares in livedoor Partners, a wholly owned subsidiary of livedoor Financial Holdings. The share transfer will be implemented on the premise that "(2) Capital participation in livedoor by Fuji Television" described below occurs.

Schedule:	April 18, 2005	Conclusion of basic agreement
	May 23, 2005	Date of share transfer

Amount of shares to be transferred: ¥2.1 billion

Note (1): In addition to purchasing the equity of livedoor Partners, Fuji Television has agreed to purchase or repay the loans made to livedoor Partners by livedoor (including its subsidiaries), for a total purchase price of ¥67 billion. The total of the share transfer amount and total purchase amount noted above are estimates as of this juncture and will be adjusted in a rational manner upon review of livedoor Partners' financial condition at the transfer date (May 23, 2005).

Note (2): livedoor Partners owns 32.4% (10,627,410 shares) of the total number of shares outstanding in Nippon Broadcasting.

Note (3): The amount of shares to be transferred was agreed upon following negotiations between Fuji Television and livedoor. Prior to this agreement, Fuji Television has conducted due diligence related to livedoor Partners' financial standing, operating conditions, and other corporate information and conducted a stock valuation assessment through a third-party appraiser (Deloitte

Tohmatsu Corporate Finance).

Overview of livedoor Partners:

1. Trade name: livedoor Partners Co., Ltd.
2. Address: 38F Roppongi Hills Mori Tower, 10-1 Roppongi 6-chome, Minato-ku, Tokyo
3. President: Takafumi Horie
4. Main businesses: Investment businesses
5. Number of employees: 0
6. Capital: ¥10 million

Change in corporate name, etc.: Following this share transfer, livedoor Partners plans to expediently hold an extraordinary General Meeting of Shareholders and change its name to LF Holdings Co., Ltd. (provisional name), and appoint directors nominated by Fuji Television.

Other: As a result of this share transfer, Fuji Television will own 68.87% (22,588,424 shares) of Nippon Broadcasting, including indirect holdings through LF Holdings, and become Nippon Broadcasting's largest shareholder. In addition, livedoor will become Nippon Broadcasting's second-largest shareholder, with 17.60% (5,772,770 shares) of Nippon Broadcasting's total shares outstanding.

Furthermore, Fuji Television and livedoor have agreed as holders of respectively of 69.03% and 17.64% of the voting rights (see note below) of Nippon Broadcasting (as of end-March 2005) to exercise their voting rights in favor of proposals submitted by Nippon Broadcasting's Board of Directors at Nippon Broadcasting's Ordinary General Meeting of Shareholders to be held in June.2005

(Note) The percentage holdings are calculated based on the number of voting rights held by all shareholders by subtracting the 75,820 treasury shares as of September 30, 2004 which are treated as shares without voting rights and 30 shares that are less than the minimum trading unit from the total number of shares outstanding (32,800,000 shares).

(2) Capital participation in livedoor by Fuji Television

Fuji Television and livedoor have reached a basic agreement under which Fuji Television will underwrite a capital increase through a third-party share allocation (hereinafter referred to as the capital participation) to be implemented by livedoor. This capital participation is premised on "(1) Transfer of all livedoor Partners' shares to Fuji Television" described above occurring.

Purpose of the capital participation:

This capital participation will be implemented as one aspect of the "(3) Business tie-up between Fuji Television and Nippon Broadcasting and livedoor" described below.

Going forward, Fuji Television and livedoor plan to explore the potential for various types of business tie-ups, and in this connection, the companies determined that Fuji Television should establish a degree of capital participation in livedoor to generate results from such business tie-ups.

In addition, livedoor will be able to use funds raised through this capital participation to meet demand for funds for projects currently in progress. Fuji Television expects that accelerating such projects to encourage growth in earnings and corporate value will boost the value of Fuji Television's holdings of livedoor shares.

Details of the capital participation:

Following procedures in accordance with the Securities Exchange Law, Fuji Television plans to underwrite a third-party share allocation to be executed by livedoor. The details of the capital participation are shown below. However, the content is subject to change or the capital participation may be cancelled depending on the results of the due diligence process Fuji Television will undertake regarding livedoor up to the payment date.

Overview of third-party share allocation to be implemented by livedoor

1. Class of shares: Common stock
2. Number of shares to be allocated: 133,740,000 shares

   (Note) This represents 14.61% of the 915,322,809.53 livedoor shares outstanding as of April 15, 2005 and will represent 12.75% of 1,049,062,809.53 shares outstanding after the capital increase.

3. Party to be allocated shares: Fuji Television Network, Inc.
4. Issue price: ¥329 per share
5. Issue amount: ¥44,000 million
6. Subscription date: May 23, 2005
7. Payment date: May 23, 2005
8. Dividend calculation date: April 1, 2005 for the new shares
9. Other: Fuji Television has agreed not to transfer livedoor shares to a third party, lend such shares, or otherwise dispose of them until the end of September 2007, unless livedoor buys back its own shares or agrees to such transactions in advance in writing.

(3) Business tie-up between Fuji Television and Nippon Broadcasting and livedoor

Fuji Television and Nippon Broadcasting and livedoor have agreed to a basic agreement to establish a business tie-up going forward, as described below.

Purpose of the business tie-up:

Fuji Television and livedoor will begin friendly discussions toward specific business tie-ups in the domain created by the convergence of broadcasting and communications. Nippon Broadcasting will be asked to participate in such discussions to also discuss the potential for business tie-ups between Nippon Broadcasting and livedoor.

Establishment of a task force:

A "Business Tie-up Promotion Task Force" will be established to explore the direction of specific business tie-ups in the domain created by the convergence of broadcasting and communications and each project team will meet regularly to discuss matters related to such tie-ups.

(4) Implementation of share exchange by Fuji Television for Nippon Broadcasting shares premised on approval under the Law on Special Measures for Industrial Revitalization

Following the transfer of all shares of livedoor Partners to Fuji Television, Fuji Television will own, including indirect holdings, 68.87% (22,588,424 shares) of Nippon Broadcasting's total shares outstanding and will become the parent company of Nippon Broadcasting. livedoor will own 17.60% (5,772,770 shares) of Nippon Broadcasting's total shares outstanding and will become a major shareholder of Nippon Broadcasting.

As described in the attached press release, Fuji Television is making Nippon Broadcasting its wholly owned subsidiary in order to create a group management structure that allows for selectivity and focus of management resources and thus boost productivity and enhance its corporate value. Toward these ends, Fuji Television and Nippon Broadcasting have concluded a basic agreement to implement a share exchange that will make Nippon Broadcasting a wholly owned subsidiary of Fuji Television, premised on approval under the Law on Special Measures for Industrial Revitalization (hereinafter the Industrial Revitalization Law), a regulation that allows for the rapid creation of wholly owned subsidiaries. Fuji Television and Nippon Broadcasting plan to apply for approval for a simplified share exchange through a cash-out merger, which is a support measure under the Industrial Revitalization Law. If this plan is approved, the share exchange can be made in cash under simplified and expedited procedures in accordance with the Industrial Revitalization Law. In addition, the amount of money to be delivered to Nippon Broadcasting's shareholders through this share exchange is scheduled to be ¥6,300 per share, out of

consideration for the interests of Nippon Broadcasting's minority shareholders. The amount of money to be delivered was agreed upon following on negotiations between Fuji Television and Nippon Broadcasting after considering the fair values appraised by Deloitte Tohmatsu Corporate Finance and KPMG FAS at the requests of each company.

As the major shareholder in Nippon Broadcasting, livedoor has agreed to support and not acknowledge any opposition to this share exchange or any transactions related to this share exchange involving Nippon Broadcasting (a merger between Nippon Broadcasting and LF Holdings is being considered) and under no circumstances will exercise its appraisal rights.

Through this share exchange, Fuji Television will expediently make Nippon Broadcasting a wholly owned subsidiary and both companies will aim to realize business synergies at an early juncture. In addition, Fuji Television will be able to limit the issuance of new shares to avoid diluting the value of the holdings of existing Fuji Television shareholders. This is consistent with the direction Fuji Television announced at the start of its Tender Offer for Nippon Broadcasting on January 17, 2005 (to the extent possible, cash will be used in the acquisition in order to make Nippon Broadcasting a subsidiary of Fuji Television).

3. Earnings outlook

Should the conclusion of this basic agreement precipitate changes to earnings forecasts, announcements from each company will be provided once such impact is determined.

--End of document--

<For reference> Realignment procedures going forward based on Fuji Television's basic agreements with livedoor and Nippon Broadcasting.

Current capital relationship


Fuji Television
livedoor
100%
36.5%
17.6%
livedoor Financial Holdings
100%
Other shareholders
13.5%
Nippon Broadcasting
32.4%
livedoor Partners

1. Share acceptance by Fuji Television of livedoor Partners' shares

*The corporate name of livedoor Partners is scheduled to be changed to LF Holdings (provisional name).


Fuji Television
livedoor
100%
100%
36.5%
livedoor Partners
livedoor Financial Holdings
17.6%
32.4%
13.5%
Other shareholders
Nippon Broadcasting

2. Share buyback by Nippon Broadcasting (assuming a purchase amount of ¥40 billion)

* If shares tended exceed the share buyback amount, they will be purchased on a pro rata basis.

These figures assume that all shareholders with the exception of Fuji Television and LF Holdings subscribe to Nippon Broadcasting's share buyback.


Fuji Television
livedoor
100%
Approx. 36.5%
LF Holdings
Approx. 6.6%
Approx. 32.4%
Approx. 5.1%
Other shareholders
Nippon Broadcasting (19.4% treasury stock)

3. Merger of LF Holdings into Nippon Broadcasting

* Going forward, Fuji Television may absorb LF Holdings based on the outcome of detailed deliberations currently under way.


Fuji Television
livedoor
Approx. 68.9%
Approx. 6.6%
Approx. 5.1%
Other shareholders
Nippon Broadcasting (19.4% treasury stock)

4. Fuji Television implements a share exchange with Nippon Broadcasting, making Nippon Broadcasting at wholly owned subsidiary


Fuji Television
livedoor
100%
0% *
0% *
Other shareholders
Nippon Broadcasting

* Cash will be compensation for the share exchange under the Law on Special Measures for Industrial Revitalization.

FILE No. 82-5176

(Translation)

April 18, 2005

Dear Sirs:

Name of the company: Fuji Television Network, Incorporated
Representative: Koichi Murakami
President and Representative Director
(Code No. 4676, 1st section of Tokyo Stock Exchange)
Person to contact: Kazunobu Iijima
Executive Officer and General Manager of Corporate Planning Dept.
Tel: 03-5500-8888 (Key)

Notice of Making Nippon Broadcasting a Wholly Owned Subsidiary

Fuji Television Network, Inc. (the "Company") and livedoor Co., Ltd. ("livedoor") today concluded an agreement that the Company would acquire all the issued shares of livedoor Partners Co., Ltd. ("livedoor Partners"), which is a wholly owned subsidiary of livedoor Financial Holdings Co., Ltd. ("livedoor Financial"), which in turn is a wholly owned subsidiary of livedoor, and holds 32.5% of the voting rights of Nippon Broadcasting System, Incorporated ("Nippon Broadcasting"). Consequently, it is hereby notified that livedoor Partners will become a wholly owned subsidiary of the Company and accordingly that the Company will also make Nippon Broadcasting a wholly owned subsidiary.

Description

I. Making livedoor Partners a wholly owned subsidiary

1. Reason for the acquisition of the shares

At present, livedoor and the Company are respectively the largest and second-largest shareholders in Nippon Broadcasting. As a result of the tender offer for Nippon Broadcasting implemented from January 18 through March 7, 2005 (the "Tender Offer"), the Company owns 36.47% (11,961,014 shares) of the 32,800,000 Nippon Broadcasting shares outstanding, and livedoor through livedoor Partners and other subsidiaries owns a majority (16,400,180 shares) of the total number of Nippon Broadcasting shares outstanding.

As announced on January 17, 2005, the aim of the Tender Offer at its initiation was for the Company to acquire 100% of Nippon Broadcasting shares. The board of directors of Nippon Broadcasting agreed to the Tender Offer with the view that it would be beneficial to that company's future development, and thus the Tender Offer was implemented on friendly terms. As core companies in the Fujisankei Communications Group, the Company and Nippon Broadcasting have maintained their capital relationship while executing their own management policies and strategies under their own management. The companies have

established leading positions in the TV and radio broadcasting industries while conducting group management. Going forward, however, to survive as winners in the media industry of the 21st century, it is critical that the companies change into a group management structure that allows for selectivity and focus of management resources at the Company, Nippon Broadcasting and the Fujisankei Communications Group to be executed both dynamically and efficiently. In addition, the companies recognized that establishing a stable group capital strategy and management structure over the long term was a critical management issue for the Fujisankei Communications Group to fulfill its social mission and responsibilities as an operator of mass communication businesses that are highly linked to the public good.

Since the completion of the Tender Offer, to materialize the above-mentioned management policy, the Company has negotiated with livedoor, the largest shareholder in Nippon Broadcasting. As a result, the Company and liverdoor today concluded a basic agreement that the Company would acquire all the issued shares of livedoor Partners.

2. Overview of the company becoming a subsidiary (livedoor Partners) (As of March 31, 2005)

(1)	Trade name:	livedoor Partners Co., Ltd.
(2)	Representative:	Horie Takafumi President and Representative Director
(3)	Address:	38F, Roppongi Hills Mori Tower, 10-1 Roppongi 6-chome, Minato-ku, Tokyo
(4)	Establishment:	October 19, 2004
(5)	Main business:	Investment business
(6)	Date of closing of accounts:	Every September 30
(7)	Number of employee:	0
(8)	Capital:	¥10 million
(9)	Total number of issued shares:	200 shares
(10)	Major shareholder and shareholding ratio: (As of March 31, 2005)	livedoor Financial Holdings Co., Ltd. 100.00%
(11)	Business results for the last fiscal year:	Not applicable

3. Assignor of the shares

(1)	Trade name:	livedoor Financial Holdings Co., Ltd.
(2)	Representative:	Hiroshi Haneda President and Representative Director
(3)	Address of head office:	16-9, Kabukicho 2-chome, Shinjuku-ku, Tokyo
(4)	Main business:	Middle holding company
(5)	Relationship with the Company:	None

4. Number of shares to be acquired, acquisition prices and the state of shareholdings before and after the acquisition

(1) Number of shares held before the acquisition: 0 share (shareholding ratio: 0%)

(Number of voting rights: 0)

(2) Number of shares to be acquired: 200 shares

(Number of voting rights: 200 rights)

(Note) The Company has agreed that simultaneously upon the acquisition of the livedoor Partners shares, the Company will purchase from and repay to livedoor (including its subsidiaries), its account receivable from livedoor Partners. The aggregate purchase prices will amount to ¥67.0 billion (expected).

(3) Number of shares to be held after the acquisition: 200 shares (shareholding ratio: 100%)

(Number of voting rights: 200 rights)

II. Making Nippon Broadcasting a subsidiary

1. Reason for the acquisition of the shares

livedoor Partners will become a wholly owned subsidiary of the Company. Consequently, Nippon Broadcasting will also become a wholly owned subsidiary of the Company.

2. Overview of the company becoming a subsidiary (Nippon Broadcasting System, Incorporated) (As of September 30, 2004)

(1)	Trade name:	Nippon Broadcasting System, Incorporated
(2)	Representative:	Akinobu Kamebuchi President and Representative Director
(3)	Address:	9-3, Yurakucho 1-chome, Chiyoda-ku, Tokyo
(4)	Establishment:	April 23, 1954
(5)	Main business:	Radio broadcasting business
(6)	Date of closing of accounts:	Every March 31
(7)	Number of employees:	244
(8)	Capital:	¥4,150 million (as of September 30, 2004)
(9)	Total number of issued shares:	32,800 thousand shares (as of September 30, 2004)

(10) Major shareholders and shareholding ratios: (As of September 30, 2004)

MAC Co., Ltd.	16.64%
The Company	12.39%
Boston Safe Deposit BSDT	5.37%
The Master Trust Bank of Japan, Ltd.	4.98%
Japan Trustee Services Bank, Ltd.	4.38%

(Note) As a result of the acquisition by the Company of livedoor Partners, the shareholding ratio of the Company will be 68.87%.

(11) Business results for the last three fiscal years:

(Consolidated)

(millions of yen)

	Fiscal year ended March 31, 2002	Fiscal year ended March 31, 2003	Fiscal year ended March 31, 2004
Net Sales	108,772	115,489	109,409
Recurring income	5,927	7,139	10,814
Net income	5,260	3,457	3,457
Total assets	209,245	211,866	240,621
Shareholders' equity	163,622	162,766	176,150

(Non-consolidated)

(millions of yen)

	Fiscal year ended March 31, 2002	Fiscal year ended March 31, 2003	Fiscal year ended March 31, 2004
Net Sales	36,785	33,724	30,843
Recurring income	1,083	895	1,100
Net income	382	4,352	15,020
Total assets	46,603	51,318	79,131
Shareholders' equity	37,686	41,774	57,051

3. Number of shares to be acquired, acquisition prices and the state of shareholdings before and after the acquisition

(1) Number of shares held before the acquisition 11,961,014 shares (shareholding ratio: 36.47%)

(Number of voting rights: 1,196,101 rights)

(2) Number of shares to be acquired 10,627,410 shares

(Number of voting rights: 1,062,741 rights)

(Note) The above number of shares to be acquired represents the number of Nippon Broadcasting shares held by livedoor Partners.

(3) Number of shares to be held after the acquisition 22,588,424 shares (shareholding ratio: 68.87%)

(Number of voting rights: 2,258,842 rights)

(Note) The above number of shares to be held after the acquisition includes the number of shares held indirectly through livedoor Partners.

III. Schedule

May 23, 2005 Date of delivery of livedoor Partners share certificates

IV. Prospect for the future

To be publicized as soon as determined.

- E N D -

FILE No. 82-5176

(Translation)

April 25, 2005

Dear Sirs:

Name of listed company: Fuji Television Network, Incorporated

Representative: Koichi Murakami
President and Representative Director

Code No.: No. 4676
1st section of Tokyo Stock Exchange

Inquiries to be directed to: Tsuyoshi Habara
General Manager of Finance Dept.
(Tel: 03-5500-8888)

Notice of Foreign Ownership of Our Shares

Notice is hereby given that as of March 31, 2005, the percentage of voting rights in respect of issued shares held by foreigners (including those listed in items 1 through 3 of paragraph 1 of Article 5 of the Radio Law of Japan; the same applies hereinafter) to the total voting rights in respect of all issued shares of the Company was as described below:

Description

Percentage of foreign ownership as of March 31, 2005

Number of issued shares held by foreigners (Number of issued shares with voting rights held by foreigners [A])	370,691.00 shares (370,691.00 shares)
Total number of issued shares (Total number of issued shares with voting rights [B])	2,620,306.51 shares (2,560,599.00 shares)
Percentage of foreign ownership [A/B x 100 (with the third decimal place rounded upward or downward, as the case may be)]	14.48%

(For reference)

Under the Radio Law of Japan, if any foreigner (including any person of non-Japanese nationality, any foreign corporation, any foreign government or any foreign association) holds 20% or more of the total voting rights in respect of issued shares in a radio broadcasting station, its license shall be revoked. Hence, in such case, such station will be entitled to reject any application for registration of a transfer of shares in the register of shareholders by such any foreigner, in accordance with paragraph 1 of Article 52-8 of the Broadcasting Law of Japan.

Under the provisions of paragraph 2 of Article 52-8 of the Broadcasting Law and paragraphs 2 and 3 of Article 17-3 of the Regulations for the Enforcement of the Broadcasting Law, if the percentage of voting rights in respect of issued shares held by foreigners to the total voting rights in respect of all issued shares is 15% or more, the radio broadcasting station shall be obligated to give public notice thereof.

- END -